Supplement filed pursuant to Rule 253(g)(2)

File No. 024-11050

SUPPLEMENT DATED MARCH 27, 2020

TO OFFERING CIRCULAR DATED DECEMBER 19, 2019

Winc, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated December 19, 2019 of Winc, Inc. (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce the Company’s intention to extend the termination date of the offering described in the Offering Circular from March 27, 2020 until May 29, 2020, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

On February 14, 2020, the Company announced that the termination date of the offering for its Series D Preferred Stock described in the Offering Circular, as supplemented, (the “Offering”) would be March 27, 2020, unless the Company indicated otherwise. The Company intends to extend the termination date of the Offering to May 29, 2020 (the “Termination Date”). After March 27, 2020, persons who desire information about the Offering may find it at www.wincshares.com. No further subscriptions will be accepted for the current offering after May 29, 2020. Subscriptions in the Offering will be accepted up to that date and processed as promptly as possible. None of the terms of the Offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the Offering beyond the Termination Date, in its sole discretion.